June 15, 2018

VIA EDGAR

Securities and Exchange Commission

Office of Real Estate and Commodities

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Sandra Hunter Berkheimer, Staff Attorney

Re:                             Two Harbors Investment Corp.
Registration Statement on Form S-4
Filed May 25, 2018
File No. 333-225242

Dear Ms. Berkheimer:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Two Harbors Investment Corp. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 thereto (the “Registration Statement”), so that it will become effective at 5:00 p.m. Eastern Time on Tuesday, June 19, 2018 or as soon thereafter as is practicable.

If you have any questions concerning this request, or if you require any additional information, please feel free to contact Scott Freeman of Sidley Austin LLP (212-839-7358) or Gabriel Saltarelli of Sidley Austin LLP (212-839-5918). We request that we be notified of the effectiveness of the Registration Statement by a telephone call to either Mr. Freeman or Mr. Saltarelli and that such effectiveness also be confirmed in writing.

TWO HARBORS INVESTMENT CORP.

By:	/s/ Rebecca B. Sandberg
Name:	Rebecca B. Sandberg
Title:	Vice President, General Counsel and Secretary

cc:                                Kevin E. Grant, President, Chief Executive Officer, Chairman,

CYS Investments, Inc.

Thomas A. Rosenbloom, Executive Vice President of Business Development,

General Counsel and Secretary, CYS Investments, Inc.

Greg Cope, Vinson & Elkins L.L.P.

Stephen Gill, Vinson & Elkins L.L.P.